UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021
Commission File Number 001-38442

IBEX LIMITED
(Translation of registrant's name into English)

Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of two directors to the board of directors

On December 11, 2020, pursuant to the authority granted to the board of directors (the “Board”) of IBEX Limited (the “Company”) at the previous annual general meeting of the members of the Company, the Board increased its size from six to eight directors and appointed Gerard Kleisterlee and Robert T. Dechant, the Company’s chief executive officer, as directors.  Each appointment took effect on January 8, 2021. The Board determined that Mr. Kleisterlee is independent under the listing standards of Nasdaq.

Mr. Kleisterlee was the chairman of Vodafone Group plc from 2011 through 2020, non-executive director and vice chairman of Royal Dutch Shell plc from 2010 through 2020, a member of the supervisory board of Daimler AG from 2009 through 2014, and a member of the board of directors of Dell Inc. from 2010 through 2013.  He was also president and chief executive officer of Royal Philips Electronics from 2001 to 2011. During his ten years as at Royal Philips Electronics, Mr. Kleisterlee was a member and vice chairman of the European Round Table of Industrialists and chairman of the supervisory board of the Eindhoven Technical University, and he served in two successive Dutch Innovation Councils chaired by the prime minister. He also served on the supervisory board of the Dutch Central Bank from 2006 until 2012. In 2006, he was named as European Businessman of the Year by Fortune Magazine. Mr. Kleisterlee holds a degree in Engeneering (MSc) from Eindhoven Technical University and an Honorary Doctorate from Leuven Catholic University.

Mr. Kleisterlee’s compensation as a director will be consistent with the compensation policies applicable to the Company’s other non-employee directors; Mr. Dechant will not receive any additional compensation for his service on the Board.

Mr. Kleisterlee has entered into the standard director and indemnification agreements applicable to the Company’s other non-employee directors in connection with his appointment.

Upon the appointment of Messrs. Kleisterlee and Dechant, the Board will consist of eight members: Mohammed Khaishgi, Shuja Keen, John Jones, Daniella Ballou-Aares, John Leone, Fiona Beck, Gerard Kleisterlee and Robert Dechant.

Exhibit List:

Exhibit 99.1	Press release, dated January 13, 2021, entitled “IBEX Announces Appointment of Two New Directors”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBEX LIMITED

By: /s/ Christy O’Connor
Name: Christy O’Connor
Title: Chief Legal Officer

Date: January 13, 2021